9/16

08005265

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Stornoway Diamond Corporation

*CURRENT ADDRESS Suite 800 - 625 Howe Street
Vancouver, BC
Canada V6C 2T6

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 15 2008
THOMSON REUTERS

FILE NO. 82- 35235 FISCAL YEAR 4/30/08

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: WRC

DAT : 10/9/08

082-35235

RECEIVED
SEP 16 2008
OFFICE OF INTERNATIONAL CORPORATE FINANCE — CORPORATION FINANCE

STORNOWAY DIAMOND CORPORATION

ARIS
4-30-08

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED APRIL 30, 2008 AND 2007

Canadian Funds

July 15, 2008

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by, and are the responsibility of the management of the Company. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, and reflect management's best estimates and judgment based on currently available information.

The Audit Committee of the Board of Directors, consisting of four independent directors, meets periodically with management and the Company's independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company's independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conduct an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

Management has developed and maintains a system of internal control to provide reasonable assurance that the Company's transactions are authorized, assets safeguarded and proper records maintained.

/s/ "Eira Thomas"
Eira Thomas
Chief Executive Officer and Director

/s/ "Zara Boldt"
Zara Boldt
Vice-President, Finance

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' Report

To the Shareholders of Stornoway Diamond Corporation

We have audited the consolidated balance sheets of Stornoway Diamond Corporation ("the Corporation") as at April 30, 2008 and 2007 and the consolidated statements of loss and deficit, comprehensive loss, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at April 30, 2008 and 2007 and the results of its operations and its cash flows for each of the years then ended, in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
July 15, 2008

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Stornoway Diamond Corporation

(An Exploration Stage Company)

Consolidated Balance Sheets

As at April 30

(expressed in thousands of Canadian dollars)

ASSETS		2008		2007
Current				
Cash and cash equivalents	$	9,524	$	21,473
Short-term deposits		259		58
Accounts receivable		3,542		3,722
Investments *(Note 5)*		1,357		-
Prepaid expenses		418		227
		15,100		25,480
Deferred Financing Fees *(Note 12)*		-		74
Prepaid Fuel		285		471
Property, Plant and Equipment *(Note 7)*		4,577		6,140
Resource Property Costs *(Note 8)*		173,716		193,982
	$	193,678	$	226,147

LIABILITIES				
Current				
Accounts payable and accrued liabilities				
- Trade	$	2,949	$	7,219
- Due to related parties *(Note 10)*		65		262
Convertible Debentures *(Note 12)*		18,575		-
		21,589		7,481
Future Income Tax Liabilities *(Note 11)*		19,703		23,871
Convertible Debentures *(Note 12)*		-		17,223
Asset Retirement Obligations *(Note 13)*		637		600
		41,929		49,175
SHAREHOLDERS' EQUITY				
Share Capital *(Note 9)*		202,002		201,387
Contributed Surplus *(Note 9)*		10,228		8,537
Equity Component of Convertible Debenture *(Note 12)*		2,916		2,916
Deficit		(63,397)		(35,868)
		151,749		176,972
	$	193,678	$	226,147

Nature of Operations and Basis of Consolidation *(Note 1)*
Going Concern *(Note 2)*
Commitments *(Note 15)*
Subsequent Event *(Note 16)*

ON BEHALF OF THE BOARD:

"Catherine McLeod-Seltzer", Director

"Eira Thomas", Director

- See Accompanying Notes -

Stornoway Diamond Corporation

(An Exploration Stage Company)

Consolidated Statements of Loss and Deficit

For the years ended

(expressed in thousands of Canadian dollars except for loss per share and weighted average number of shares outstanding)

		April 30, 2008		April 30, 2007
Administrative Expenses				
Administration fees and rent	$	192	$	126
Professional fees		393		1,975
Office and sundry		678		201
Property management fees		-		(57)
Regulatory and shareholder communication expense		708		735
Salaries and benefits		1,114		1,435
Stock-based compensation *(Note 9k)*		1,143		1,446
Loss Before the Following		(4,228)		(5,861)
Other Income (Expenses)				
Write-off of resource property costs		(26,334)		(16,500)
Write-down of investments		(513)		
Interest expense		(70)		(537)
Gain on settlement of debt		-		321
Interest income		739		883
Loss on sale of a mineral property interest		(5,465)		-
Loss on sale of investments		-		(16)
		(31,643)		(15,849)
Loss Before Income Taxes		(35,871)		(21,710)
Future income tax recovery *(Note 11)*		8,342		2,145
Total Loss After Income Taxes		(27,529)		(19,565)
Non-Controlling Minority Interest		-		428
Net Loss for the Year		(27,529)		(19,137)
Deficit - Beginning of year		(35,868)		(16,731)
Deficit - End of Year	$	(63,397)	$	(35,868)
Loss per Share - Basic and Diluted	$	(0.14)	$	(0.15)
Weighted Average Number of Shares Outstanding		198,496,752		131,409,520

Stornoway Diamond Corporation

(An Exploration Stage Company)

Consolidated Statements of Comprehensive Loss

(expressed in thousands of dollars)

		April 30, 2008		April 30, 2007
Net Loss for the Year	$	27,529	$	19,137
Unrealized loss on available for sale investment		-		-
Comprehensive Loss	$	27,529	$	19,137

- See Accompanying Notes -

Stornoway Diamond Corporation

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

For the years ended

(expressed in thousands of Canadian dollars)

Cash Resources Provided By (Used In)		April 30, 2008		April 30, 2007
Operating Activities				
Loss for the year	$	**(27,529)**	$	(19,137)
Items not affecting cash				
Write-off of resource property costs		**26,334**		16,500
Write-down of investments		**513**		
Loss on sale of property interest		**5,465**		-
Loss on sale of investments		**-**		16
Gain on settlement of debt		**-**		(321)
Loss on sale of property, plant and equipment		**-**		5
Stock-based compensation		**1,143**		1,290
Amortization		**114**		39
Future income tax recovery		**(8,342)**		(2,145)
Changes in non-cash working capital				
Increase/(decrease) in accounts receivable		**(97)**		1,929
Increase/(decrease) in prepaid expenses		**(191)**		(186)
(Increase)/decrease in accounts payable and accrued liabilities		**(35)**		(389)
		(2,625)		(2,399)
Investing Activities				
Cash acquired on acquisition of Ashton *(Note 6)*		**-**		19,264
Cash acquired on acquisition of Contact *(Note 6)*		**-**		2,205
Cash paid to acquire Ashton shares *(Note 6)*		**-**		(59,546)
Cash paid to acquire Contact shares *(Note 6)*		**-**		(1,886)
Financing costs included in resource properties		**-**		(4,418)
Decrease/(increase) in short-term deposits		**(201)**		9,905
Prepaid fuel		**(225)**		462
Proceeds from the sale of investments		**-**		1,763
Proceeds from the sale of a property interest		**15,000**		-
Resource property costs		**(23,458)**		(27,515)
Acquisition of property, plant and equipment		**(373)**		(954)
		(9,257)		(60,720)
Financing Activities				
Proceeds from the issuance of convertible debentures		**-**		20,000
Issuance costs – convertible debentures		**-**		(78)
Share capital issued for cash, *net*		**(67)**		51,594
		(67)		71,516
Net Increase (Decrease) in Cash and Cash Equivalents		**(11,949)**		8,397
Cash and Cash Equivalents – Beginning of year		**21,473**		13,076
Cash and Cash Equivalents – End of Year	$	**9,524**	$	21,473
Cash and Cash Equivalents consist of:				
Cash	$	**84**	$	15,975
Cash Equivalents		**9,440**		5,498
Total	$	**9,524**	$	21,473

Supplemental Schedule of Non-Cash Investing and Financing Transactions *(Note 14)*

- See Accompanying Notes -

1. Nature of Operations and Basis of Consolidation

Stornoway Diamond Corporation (the "Company") is an exploration stage company which is engaged principally in the acquisition, exploration and development of mineral properties. The recovery of the Company's investment in mineral properties and the attainment of profitable operations is dependent upon the discovery, development and sale of ore reserves, the ultimate outcome of which cannot presently be determined as they are contingent on future events.

These consolidated financial statements include the accounts of the Company and its wholly-owned Canadian subsidiaries Ashton Mining of Canada Inc. ("Ashton"), Contact Diamond Corporation ("Contact") and KRoc Diamond Drilling Corp. ("KRoc").

Ashton and Contact have been accounted for as a purchase of assets. The results of operations for each of Ashton and Contact are included from September 20, 2006, the date of control.

All inter-company balances and transactions have been eliminated upon consolidation.

2. Going Concern

While these consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, there are conditions and events that cast substantial doubt on the validity of this assumption.

During the year ended April 30, 2008, the Company incurred an operating loss of $27.5 million and has an accumulated deficit of $63.4 million as at April 30, 2008. Cash on hand at April 30, 2008 totalled $9.5 million. The Company's current liabilities exceed current assets by $6.5 million as at April 30, 2008. In addition, the Company has $20.0 million in convertible debentures outstanding that mature on March 16, 2009 *(Note 12)*. In July 2008, the Company announced a $22.0 million private placement with the two debenture holders, subject to regulatory approval. Proceeds from this private placement will be used to redeem the $20.0 million principal amount of the convertible debentures. As an inducement for early redemption, the Company has also agreed to issue $2.0 million in common shares to the holders of the convertible debentures *(Note 16)*.

The Company is an exploration stage company that engages principally in the acquisition, exploration and development of mineral properties. As an exploration stage company, it is currently unable to self-finance its operations. The recovery of the Company's investment in its resource properties and attainment of profitable operations, and its ability to continue as a going concern is dependent upon the discovery, development and sale of diamond reserves, the ability to joint venture or sell its resource properties *(Note 8(f))* and the ability to raise sufficient capital to finance its operations and to meet its debt repayment obligations. Management plans to seek additional financing, through equity financings, the sale of non-core assets or through other means to further the exploration and development of the Company's mineral properties and to provide sufficient working capital.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used. The adjustments could be material.

3. Significant Accounting Policies

a) **Cash and Cash Equivalents**

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with remaining maturities at point of purchase of 90 days or less. The Company places its cash and cash investments with institutions of high credit worthiness. At times, such investments may be in excess of federal insurance limits.

b) **Short-term Deposits**

For purposes of reporting cash flows, the Company considers short-term deposits to include amounts held in banks and highly liquid investments with remaining maturities at the point of purchase of more than 90 days.

c) **Investments**

Investments, in which the Company has less than a 20% interest and where the Company has no significant influence, have been classified as available for sale and are measured at fair value with changes in fair value reported in Other Comprehensive Income/(Loss). If a decline in value is deemed to be permanent, the investment is written-down to its estimated fair value and is recognized on the Statement of Loss and Deficit.

d) **Asset Retirement Obligations**

The Company's asset retirement obligation ("ARO") relates to expected reclamation and closure activities due to statutory, contractual or legal obligations. An ARO is recognized initially at fair value with a corresponding increase in related assets, in the period in which the related environmental disturbance occurs. The ARO is accreted to full value over time through periodic accretion charges recorded to operations using the Company's credit adjusted risk free rate. In subsequent periods, the Company adjusts the carrying amounts of the ARO and the related asset for changes in estimates of the amount or timing of underlying future cash flows.

e) **Resource Properties**

Mineral acquisition, exploration and development costs are capitalized on an individual project basis until such time as the economics of an ore body are defined. If production commences, these costs would be amortized on a units of production basis over the estimated mineral reserves. Unrecoverable costs for projects determined to be commercially not feasible are expensed in the year in which the determination is made or when the carrying value of the project is determined to be impaired.

The Company's management regularly reviews the carrying value of the Company's mineral properties. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating and capital costs on an undiscounted basis. An impairment charge is recorded if the undiscounted future net cash flows are less than the carrying amount. Reductions in the carrying value of each property, with a corresponding charge to operations, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the property carrying value in accordance with CICA Handbook Section 3063, "Impairment of Long-lived Assets".

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered. If an impairment is identified, the carrying value of the property is written down to its estimated fair value.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior undetected agreements or transfers and title may be affected by such defects.

3. Significant Accounting Policies - *Continued*

f) Mineral Exploration Tax Credits ("METC")

The company recognizes METC amounts when the Company's METC application is approved by Canada Revenue Agency ("CRA") auditors or when the amount to be received can be reasonably estimated and collection is reasonably assured. The amount of the METC would reduce the Company's capitalized mineral property costs through a credit to cash recoveries or would be brought into income should the properties in question have been written off previously.

g) Property Option Agreements

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

h) Joint Ventures

Certain of the Company's properties are the subject of joint venture agreements. Accordingly, the Company's proportionate share of assets, liabilities, costs and expenditures relating to these joint venture properties have been recorded in the accounts.

i) Property, Plant and Equipment

Property, plant and equipment are valued at cost less accumulated amortization. The Company provides for amortization for all property, plant and equipment classes using the declining balance method at rates between 20% and 100% and applies one-half of the applicable rate in the year of acquisition. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

j) Income Taxes

The asset and liability method is used for determining future income taxes. Under the asset and liability method, the change in the net future tax asset or liability is included in income. The income tax effects of temporary differences in the time when income and expenses are recognized in accordance with Company accounting practices and the time they are recognized for income tax purposes are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using enacted, or substantially enacted statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the assets will be realized.

k) Stock-Based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using the Black-Scholes fair valuation method. For employees, the fair value of the options at the date of the grant is accrued and charged to operations or capitalized to a resource property, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date which the equity instrument is vested and non-forfeitable.

l) Loss per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings (loss) per share. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

3. Significant Accounting Policies – *Continued*

m) Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Significant areas requiring the use of management estimates relate to impairment of mineral property interests, determination of reclamation obligations, assumptions used determining the fair value of non-cash stock-based compensation and warrants and determination of valuation allowances for future income tax assets and liabilities. Actual results could differ from those estimates.

n) Flow-Through Shares

Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced, when it is likely that the expenses will be incurred. This future income tax liability may then be reduced by the recognition of previously unrecorded future income tax assets on unused tax losses and deductions.

o) Initial Application of Accounting Standards

Effective May 1, 2007, the Company adopted CICA Handbook Section 1530, "Comprehensive Income", CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement", CICA Handbook Section 3861, "Financial Instruments – Disclosure and Presentation" and CICA Handbook Section 3865, "Hedges" on a prospective basis.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. The adoption of Section 1530 had no impact on the Company's consolidated financial statements.

Under Section 3855, financial instruments must be classified into one of the following categories: held to maturity, held for trading, loans and receivables, available for sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured on the balance sheet at fair value, except for loans and receivables, held to maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value will depend on their initial classification: held for trading financial instruments are measured at fair value and changes in fair value are recognized in net income, while available for sale financial instruments are measured at fair value, with unrealized changes in fair value recorded in other comprehensive income.

Upon adoption of these new standards, the Company designated its cash, cash equivalents and short-term deposits as held for trading, which are measured at fair value. Accounts receivable have been classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities and convertible debentures have been classified as other financial liabilities, which are measured at amortized cost. All financial instruments are measured at fair value at inception.

The Company's investment in equity securities, acquired in July 2007, was recorded at fair value at the time of acquisition. These equity securities have been designated as available-for-sale. During the year ended April 30, 2008, the Company recognized a loss of $513,000, which has been included in the consolidated statements of loss and deficit.

3. Significant Accounting Policies – *Continued*

o) **Initial Application of Accounting Standards** (cont'd...)

Changes in fair value of the Company's cash equivalents and short-term deposits, which are comprised of interest-bearing bank deposits, are included in interest income each period. Upon adoption of Section 3855, the Company was no longer permitted to account for debt issue costs as a deferred charge, which had been presented as a separate asset on the balance sheet. As a result, the Company has elected to net its deferred financing costs against the carrying value of its long-term debt and to amortize the discount over the term of the debt using a method that closely approximates the effective yield method.

The adoption of Section 3865, which specifies circumstances under which hedge accounting is permissible, and how hedge accounting may be performed, had no impact on the Company's consolidated financial statements.

p) **Recent Accounting Pronouncements**

Capital Disclosures

The CICA Section 1535 – *Capital Disclosures* establishes standards for disclosing information about an entity's objectives, policies and processes for managing capital. This section is effective May 1, 2008. Management is currently reviewing the potential impact of this section on the Company's disclosure.

Inventories

In June 2007, the CICA issued Section 3031 – *Inventories*. This Section provides more guidance on the measurement and disclosure requirements for inventories. Specifically, the new pronouncement prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. This section is effective May 1, 2008 but the adoption of the standard is not expected to have an impact on the Company's disclosure.

Financial Instrument Disclosures and Presentation

In March 2007, the CICA issued Section 3862 – *Financial Instruments - Disclosures*, and Section 3863 - *Financial Instruments - Presentations*. The section relating to disclosures require that entities provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management's objectives, policies and procedures for managing such risks. The section relating to presentation supersedes the provisions of CICA 3861 in respect of enhancing users' understanding of the significance of financial instruments to the Company's financial position, performance and cash flows.

These sections are effective May 1, 2008. Management is currently reviewing the potential impact of these sections on the Company's disclosure.

Goodwill and Intangible Assets

Effective May 1, 2009, Section 3064 replaces handbook Section 3062 – *Goodwill and Intangible Assets* and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of pre-production and start-up costs and requires these costs be expensed as incurred. Management is currently reviewing the potential impact of this section on the Company's disclosure.

3. Significant Accounting Policies – *Continued*

o) **Initial Application of Accounting Standards** (cont'd...)

Going Concern

Effective May 1, 2008, CICA 1400 – *General Standards of Financial Statement Presentation* has been amended to include requirements for management to assess and disclose the Company's ability to continue as a Going Concern. Management is currently reviewing the potential impact of this section on the Company's disclosure.

International financial reporting standards

In addition to the above accounting pronouncements, the Canadian Accounting Standards Board ("AcSB") in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS") over an expected five-year transition period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company's transition date of May 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

4. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term deposits, accounts receivable, investments, trade payables, amounts due to related parties and convertible debentures. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation, with the exception of the investments and the convertible debentures, which are held at amortized cost using the effective interest rate method.

5. Investments

The Company's investments consist of common shares in a public company. The Company acquired these common shares in July 2007 pursuant to the sale of a property interest (*Note 8f*). The investment represents less than a 5% interest in that company. During the year ended April 30, 2008, the Company wrote-down its investment by $513,000 to its estimated net realizable value of $1,357,000. Fair value at the date of acquisition was $1,870,000.

6. Business Acquisitions

During the year ended April 30, 2007, the Company completed the acquisition of 100% of the issued and outstanding shares of Ashton, a public company listed on the Toronto Stock Exchange ("TSX") and Contact, a public company also listed on the TSX. As consideration, the Company made total cash payments of $51,362,000 and issued 53,802,093 common shares with a fair value of $56,519,000 to the Ashton shareholders and the Company issued 15,794,414 common shares with a fair value of $15,769,000 to the Contact shareholders. As part of the transaction, the Company also issued 3,985,250 replacement stock options of the Company to the Ashton option holders and 1,368,720 replacement stock options of the Company to the Contact option holders. The estimated fair value of the replacement options was $2,695,000. A total of 2,500,000 replacement warrants issued to the Ashton warrant holders expired without exercise in June 2007.

The Company accounted for both acquisitions as a step-by-step purchase of assets. Results of operations have been included from September 20, 2006, the date of control.

7. Property, Plant and Equipment

Details are as follows:

	As at April 30, 2008			As at April 30, 2007		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Office equipment	$ 744	$ (592)	$ 152	$ 727	$ (538)	$ 189
Buildings	91	(13)	78	91	(11)	80
Leasehold improvements	766	(272)	494	690	(193)	497
Exploration equipment	816	(532)	284	790	(388)	402
Vehicles	628	(396)	232	573	(308)	265
Laboratory equipment	6,516	(3,179)	3,337	6,456	(1,749)	4,707
	$ 9,561	$ (4,984)	$ 4,577	$ 9,327	$ (3,187)	$ 6,140

8. Resource Property Costs

a) Foxtrot Property, Quebec

Through its acquisition of 100% of Ashton's outstanding common shares during the year ended April 30, 2007 *(Note 6)*, the Company has a 50% interest in the Eastern Ungava joint venture agreement. The joint venture agreement, dated March 14, 1996 and amended June 21, 2001, governs the majority of the Company's activities in Quebec. The Company's 50% interest in this joint venture covers exploration, property acquisition and the development of mineral interests in north-central Quebec including the Foxtrot Property. The Foxtrot property is governed by a joint venture between the Company and SOQUEM Inc.'s wholly-owned subsidiary Diaquem. The Company is the operator.

b) Aviat One and Two Properties, Melville Peninsula, Nunavut

Pursuant to an agreement dated June 25, 2002, and as amended by a Joint Venture Agreement dated April 1, 2006, and as amended by an Assignment Agreement dated April 18, 2008, the Company has a 90% interest in certain mineral claims and leases, known as the Aviat One ("Aviat 1") and Aviat Two ("Aviat 2") properties. BHP Billiton ("BHPB") had a 20% interest in the properties but assigned this interest to the Company during the year ended April 30, 2008. BHPB assigned to the Company all of its interest in the Aviat properties and its rights to market all diamonds of Hunter Exploration Group produced from the Aviat properties in consideration for the Company's assumption of BHPB's obligations under the Joint Venture Agreement, including the bulk sampling obligation and all future funding obligations. Hunter Exploration Group ("Hunter") continues to hold a 10% interest in the properties, carried up to the development of a mine on the properties. John Robins, a director of the Company, owns 33.3% of Hunter.

Each of the Aviat One and Aviat Two properties is subject to a 2% net smelter return royalty ("NSR") on products other than diamonds and a 2% gross over-riding royalty ("GOR") on diamond production. In addition, advance royalty payments of $50,000 annually commenced October 1, 2006 for the Aviat 1 property and commenced March 1, 2008 for the Aviat 2 property. The Company has made all of the required advance royalty payments as of April 30, 2008.

8. Resource Property Costs - *Continued*

c) **Churchill, Melville Peninsula, Nunavut**

The Company acquired a 35% interest in the Churchill property pursuant to a letter agreement dated June 13, 2002 by incurring $750,000 in exploration expenditures and issuing 300,000 common shares of the Company to Hunter. Shear Minerals Ltd. ("Shear") held a 51% interest and is the operator of the Churchill joint venture. The remaining 14% interest was held by BHPB. BHPB elected to dilute its interest in the Churchill property by not funding its share of the 2006 exploration program.

In April 2007, Shear and the Company entered into a purchase agreement with BHPB whereby Shear and the Company each acquired 50% of the diluted BHPB interest in the Churchill property. The purchase agreement closed July 17, 2007 at which time the Company acquired a portion of BHPB's interest in the property by making a cash payment of $1,250,000 and by issuing 2,200,000 common shares with a fair value of $2,134,000 at the date of issuance to BHPB. The Company's interest in the Churchill property increased from 35% to 41.86% and Shear's interest in the Churchill property increased from 51% to 58.14%. The Churchill property is subject to a 2% GOR/NSR.

The Company elected to dilute its interest in the Churchill property by not funding its share of the 2008 exploration program. The Company expects that its interest in the Churchill property will decrease from 41.86% to about 38% after the 2008 exploration program is completed.

d) **Qilalugaq Property ("Area 8"), Melville Peninsula, Nunavut**

The Company and BHPB entered into an agreement dated July 10, 2006 whereby the Company may earn a 50% interest in the Qilalugaq property by spending a total of $9,000,000 prior to December 31, 2011. On June 5, 2008, the Company and BHPB revised the terms of the agreement and extended by one year each deadline to incur qualifying exploration expenditures. Under the original agreement, the Company had to spend a total of $500,000 on exploration on or before December 31, 2007 ($2,200,000 in total spent as at April 30, 2008) and, as amended by the June 5, 2008 agreement, a further $2,500,000 on or before December 31, 2010 to earn a 25% interest in the property (the "First Option"). Upon exercise of the First Option, the Company must incur a further $6,000,000 in exploration prior to December 31, 2012, of which $2,000,000 must be incurred prior to December 31, 2011 (the "Second Option") to earn a further 25% interest in the property, bringing its total interest in the property to 50%. Upon exercise of the Second Option, a joint venture will be formed and BHPB will have the opportunity to elect to increase its interest in the property by 15% to 65% by incurring a further $15,000,000 in expenditures and may elect to become the Operator of the project. Should BHPB not make the election to increase its interest in the property, further exploration on the property will be shared equally.

The agreement is subject to a 2% NSR on all minerals other than diamonds or diamond products and a 2% GOR on diamond production.

e) **Itza Property, Nunavut**

On July 10, 2007, the Company and Bayswater Uranium Corporation ("Bayswater") entered into an agreement whereby the Company may earn up to an 80% interest in the diamond rights to the Itza Property in Nunavut. The Company may earn a 60% interest in the property by issuing common shares at a value of $75,000 upon signing (76,601 common shares issued with a fair value of $49,025 at the time of issuance) and by incurring $4,000,000 in exploration expenditures over a five year period, with a minimum first year expenditure of $500,000 prior to September 1, 2008 ($207,000 incurred to April 30, 2008). The Company may increase its interest in the property to 80% by sole funding a bankable feasibility study on the property, in the event that Bayswater elects not to form a joint venture when the Company vests at 60%. In addition, the agreement provides for the Company to issue common shares or cash to Bayswater should certain kimberlites or kimberlite bodies be identified on the property.

8. Resource Property Costs - *Continued*

f) Buffalo Hills Property, Alberta

In April 2007, the Company entered into an agreement with Diamondex Resources Ltd. ("Diamondex") and Shore Gold Inc. ("Shore") to sell its 45% interest in the Buffalo Hills and Joint Venture Lands for total consideration of $17,500,000. Closing occurred July 24, 2007 and the Company received $15,000,000 in cash and 6,031,363 Diamondex common shares with a fair value of $1,870,000 at the date of receipt. The Company recorded a write-down of $512,666 on the basis that the decline in value is other than temporary, and net loss after taxes of $3,776,000 on the sale of this property interest.

g) Generative Projects

The Company has signed agreements with several individuals or companies as part of its generative exploration program. Under the terms of these non-material agreements, the Company may be required to make cash payments, issue shares or fund an exploration program to earn its interest under the terms of the specific agreement. Properties acquired as part of the Company's generative exploration program may be subject to GORs ranging from 0%-3% and NSRs ranging from 0%-3%.

No cash payments or shares were issued pursuant to the Company's generative agreements during the year ended April 30, 2008.

h) Other Property Interests

The Company and its subsidiaries continue to hold a number of property interests in other parts of Canada and in Botswana, either as 100% ownership or as part of a property option agreement.

No cash payments or shares were issued pursuant to the Company's other property interests during the year ended April 30, 2008.

i) Write-offs

During the year ended April 30, 2008, the Company wrote-off capitalized property interests of $26,334,000. The majority of this write-off ($15,720,000) relates to the Company's property interests in the Northwest Territories and Nunavut, where no future exploration programs are planned for the foreseeable future and where no recent exploration programs have been carried out on the properties. In addition, the Company wrote-off $2,265,000 for the Aviat properties, $1,691,000 for the Botswana property and $91,000 for the Churchill property representing exploration expenditures on non-core land holdings. The Company wrote-off a further $4,479,000 with respect to its ongoing generative programs and $2,088,000 with respect to various other, non-material property interests where no future exploration is warranted or where the Company no longer retains a property interest.

8. Resource Property Costs – *Continued*

	April 30, 2008			April 30, 2007		
	Acquisition Cost	Exploration Cost	Total	Acquisition Cost	Exploration Cost	Total
Eastern Arctic Properties						
Balance - Beginning of the year	$ 21,388	$ 26,774	$ 48,162	$ 2,478	$ 23,595	$ 26,073
Ashton – fair value allocation	-	-	-	12,745	-	12,745
Financing and interest costs	417	-	417	803	-	803
Ashton - additions to April 30, 2007	-	-	-	-	28	28
Contact – fair value allocation	-	-	-	5,334	-	5,334
Contact - additions to April 30, 2007	-	-	-	5	202	207
Advances to operator	-	(93)	(93)	-	928	928
Airborne Geophysics	-	269	269	-	43	43
Assays and laboratory	-	2,260	2,260	-	2,388	2,388
Camp and general	-	1,696	1,696	-	2,637	2,637
Drilling	-	2,177	2,177	-	1,760	1,760
Sampling and ground surveys	-	2,801	2,801	-	1,056	1,056
Tenure (Permit recoveries)	3,630	-	3,630	241	-	241
Management Fees	-	133	133	-	68	68
Recoveries from exploration partner(s)	-	(53)	(53)	-	(1,032)	(1,032)
Write-offs	(12,745)	(5,331)	(18,076)	(218)	(4,899)	(5,117)
	12,690	30,633	43,323	21,388	26,774	48,162
Eastern Canada Properties						
Balance - Beginning of the year	107,424	9,433	116,857	-	-	-
Ashton – fair value allocation	-	-	-	83,420	-	83,420
Financing and interest costs	4,116	-	4,116	5,059	-	5,059
Ashton - additions to April 30, 2007	-	-	-	-	9,060	9,060
Contact – fair value allocation	-	-	-	18,911	-	18,911
Contact - additions to April 30, 2007	-	-	-	34	373	407
Airborne Geophysics	-	55	55	-	-	-
Assays and laboratory	-	1,662	1,662	-	-	-
Bulk sampling	-	2,121	2,121	-	-	-
Camp and general	-	599	599	-	-	-
Drilling	-	254	254	-	-	-
Pre-feasibility studies	-	1,204	1,204	-	-	-
Sampling and ground surveys	-	438	438	-	-	-
Tenure (Permit recoveries)	52	-	52	-	-	-
Write-offs	-	(99)	(99)	-	-	-
	111,592	15,667	127,259	107,424	9,433	116,857
Balance Carried Forward	124,282	46,300	170,582	128,812	36,207	165,019

8. Resource Property Costs – *Continued*

	April 30, 2008			April 30, 2007		
	Acquisition Cost	Exploration Cost	Total	Acquisition Cost	Exploration Cost	Total
Balance Carried Forward	124,282	46,300	170,582	128,812	36,207	165,019
Western Arctic Properties						
Balance - Beginning of the year	79	1,922	2,001	903	6,257	7,160
Airborne Geophysics	-	-	-	-	271	271
Assays and laboratory	-	120	120	-	87	87
Camp and general	-	35	35	-	115	115
Drilling	-	91	91	-	151	151
Sampling and ground surveys	-	105	105	-	116	116
Tenure (Permit recoveries)	8	-	8	(113)	-	(113)
Management fees	-	2	2	-	3	3
Write-offs	-	(1,426)	(1,426)	(711)	(5,078)	(5,789)
	87	849	936	79	1,922	2,001
Other Canadian Properties						
Balance - Beginning of the year	20,876	2,552	23,428	236	871	1,107
Ashton – fair value allocation	-	-	-	19,697	-	19,697
Financing and interest costs	677	-	677	1,175	-	1,175
Ashton - additions to April 30, 2007	-	-	-	-	2,068	2,068
Sale of Buffalo Head Hills, Alberta	(19,697)	(2,638)	(22,335)	-	-	-
Airborne Geophysics	-	-	-	-	328	328
Assays and laboratory	-	79	79	-	71	71
Camp and general	-	106	106	-	266	266
Drilling	-	-	-	-	624	624
Sampling and ground surveys	-	509	509	-	116	116
Tenure (Permit recoveries)	47	-	47	(10)	-	(10)
Management fees	-	5	5	-	1	1
Write-offs	-	(562)	(562)	(222)	(1,793)	(2,015)
	1,903	51	1,954	20,876	2,552	23,428
Canadian Generative Exploration						
Balance - Beginning of the year	56	2,114	2,170	23	1,606	1,629
Airborne Geophysics	-	92	92	-	315	315
Assays and laboratory	-	1,323	1,323	-	1,138	1,138
Camp and general	-	674	674	-	562	562
Sampling and ground surveys	-	358	358	-	562	562
Tenure (Permit recoveries)	106	-	106	33	-	33
Write-offs	(56)	(4,423)	(4,479)	-	(2,069)	(2,069)
	106	138	244	56	2,114	2,170
Botswana, Africa						
Balance - Beginning of the year	476	888	1,364	633	955	1,588
Camp and general	-	12	12	-	10	10
Drilling	-	296	296	-	37	37
Sampling and ground surveys	-	19	19	-	48	48
Tenure (Permit recoveries)	-	-	-	572	-	572
Write-offs	(476)	(1,215)	(1,691)	(729)	(162)	(891)
	-	-	-	476	888	1,364
Ending Balance	$ 126,378	$ 47,338	$ 173,716	$ 150,299	$ 43,683	$ 193,982

9. Share Capital

a) Details are as follows (*expressed in thousands of Canadian dollars*):

	Number		Amount		Contributed Surplus
Authorized:					
Unlimited common shares without par value					
Issued and fully paid:					
Balance – April 30, 2006	80,421,550	$	77,225	$	2,900
Issued for cash – Subscription receipts	17,629,084		22,500		-
Issued for cash - Private placement	3,341,000		4,176		34
Issued for cash – Short-form prospectus	21,045,000		25,999		1,403
Issuance of shares for the acquisition of Ashton *(Note 6)*	53,802,093		56,519		2,163
Issuance of shares for the acquisition of Contact *(Note 6)*	15,794,414		15,769		594
Issued as settlement for a debt	3,207,861		3,689		-
Issued for properties	494,121		571		-
Issued on exercise of stock options	327,750		247		(22)
Stock-based compensation	-		-		1,465
Share issuance costs	-		(2,743)		-
Recovery of future income tax on renouncement of flow-through expenditures *(Note 9e)*	-		(2,565)		-
Balance – April 30, 2007	196,062,873	$	201,387	$	8,537
Issued for properties *(Note 8b and 8j)*	2,276,601		2,183		-
Issued as interest payments *(Note 12)*	1,704,608		1,200		-
Return to treasury	(43,700)		-		-
Share issuance costs	-		(66)		-
Stock-based compensation	-		-		1,691
Recovery of future income tax on renouncement of flow-through expenditures *(Note 9e)*	-		(2,702)		-
Balance – April 30, 2008	200,000,382	$	202,002	$	10,228

b) **Private Placement**

On November 29, 2006 the Company completed two offerings for gross proceeds of $4,176,250 from the issuance of 3,341,000 flow-through shares. In one offering, Canaccord Adams and BMO Capital Markets (the "Underwriters") arranged for the purchase of 3,200,000 flow-through common shares of the Company on a private placement basis at a price of $1.25 per flow-through common share for gross proceeds of $4,000,000. The Underwriters were paid a cash fee in the amount of 6% of gross proceeds and were issued 192,000 broker warrants *(Note 9j)*, each broker warrant entitling the holder to acquire one common share of the Company (a "Warrant Share") at a price of $1.25 per share up to November 29, 2008.

In the second offering, five investors purchased, on a non-brokered private placement basis, 141,000 flow-through shares at a purchase price of $1.25 per share for gross proceeds of $176,250.

c) **Short-form Prospectus Offering**

On April 11, 2007, the Company completed a bought deal financing for gross proceeds of $25,005,000. The Company sold 6,670,000 flow-through common shares at a price of $1.50 per share for gross proceeds of $10,005,000 and 12,500,000 units (each unit consisting of one common share and one-half of one common share purchase warrant) at a price of $1.20 per unit for gross proceeds of $15,000,000. Each whole share purchase warrant entitles the holder to acquire one common share of the Company at a price of $1.50 per share until April 11, 2009.

9. Share Capital - *Continued*

c) Short-form Prospectus Offering - *Continued*

The offering was completed by a syndicate of underwriters co-led by BMO Nesbitt Burns Inc. and Canaccord Capital Corporation. The underwriters received a cash commission of $1,500,300 (equal to 6% of the gross proceeds of the offering) and common share purchase warrants entitling the underwriters to purchase up to 750,000 common shares of the Company at $1.20 per share until April 11, 2008. The warrants have an estimated fair value of $136,000 which has been recorded in share issue costs.

On April 30, 2007 the underwriters exercised the over-allotment option and the Company issued 1,875,000 units at $1.20 per unit for gross proceeds of $2,250,000. The Company paid a cash commission of $135,000 (equal to 6% of the gross proceeds of the over-allotment) and issued 112,500 common share purchase warrants on the same terms and conditions as those issued April 11, 2007. The warrants have an estimated fair value of $11,000 which has been recorded in share issue costs.

d) Other Share Issuances

In July 2006, Agnico-Eagle subscribed for 17,629,084 subscription receipts of the Company at a price of $1.2763 per subscription receipt for gross proceeds of $22.5 million, to be held in trust until the expiry of the first offer to Ashton shareholders (expired on September 20, 2006). As all conditions to the subscription agreement were met as at September 20, 2006, $20.0 million of the subscription receipts were converted into 15,670,297 common shares of the Company and a further $2.5 million of the subscription receipts were converted into 1,958,787 shares of the Company when the Company drew down on the $32.5 million bridge facility used to finance the acquisition of Ashton.

In February 2007, the Company issued 3,207,861 common shares to Agnico-Eagle pursuant to an assignment agreement whereby the Company agreed to issue Stornoway shares in exchange for the assignment of a promissory note evidencing funds owed to Agnico-Eagle by Contact, now a wholly-owned subsidiary of the Company. As at the effective date of the agreement, principal and interest owing totaled $4,010,000.

In March 2007, Ashton paid approximately $945,000 in respect of dissenting shareholders. As part of this settlement, a total of 95,980 Stornoway common shares were returned to treasury between April and June 2007. A further 43,700 common shares were returned to treasury during the year ended April 30, 2008 with respect to a dissenting shareholder.

e) Flow-through Funds

The Company is required to spend the following on Canadian Exploration Expenditures ("CEE") *(expressed in thousands of dollars)*:

Flow-through funds on hand at April 30, 2007	$	10,663
Expenditures to April 30, 2008		(10,663)
Flow-through funds on hand at April 30, 2008	$	-

To finance eligible CEE, the Company raised $22,581,000 between October 2005 and April 2007. The flow-through common shares provide for the Company's CEE to be transferred to the shareholders and, as a result, these costs are not available to the Company. During the year ended April 30, 2008, the Company renounced $10,005,000 (2007 - $4,176,000) of income tax credits to the 2007 flow-through shareholders. The recovery of future income taxes of $2,288,000 (2007 - $1,100,000) represents the income tax effect of this renouncement.

9. Share Capital - *Continued*

f) **Stock Option Plan**

At the Company's Annual General Meeting of Shareholders held September 11, 2007, disinterested shareholders approved an amendment to the Company's existing Stock Option Plan (the "Plan") to fix the maximum number of common shares available for issuance under the Plan at 19,884,107. This represents 10% of the Company's issued and outstanding common shares as at August 14, 2007. Formerly, a total of 7,263,420 common shares had been reserved for issuance, excluding the Ashton and Contact stock options that were converted to stock options of the Company as part of the acquisitions completed *(Note 6)* during the year ended April 30, 2007. The Ashton and Contact options were converted into options of the Company pursuant to the take-over bids completed during the year ended April 30, 2007 and were not considered to be "new" option grants under the terms of the Company's stock option plan. The converted options fall within the amended plan maximum.

In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.

g) A summary of the Company's outstanding options is as follows:

	Number of Options		Weighted Average Exercise Price
Balance April 30, 2006	4,328,296	$	1.32
Granted	2,617,000	$	1.20
Converted – Ashton*	3,985,250		1.21
Converted – Contact*	1,368,720		3.49
Exercised	(327,750)		0.68
Cancelled	(141,000)		1.46
Balance April 30, 2007	11,830,516	$	1.52
Granted	3,272,265	$	0.63
Exercised	-		
Cancelled	(1,434,402)		1.17
Expired	(1,436,589)		1.12
Balance April 30, 2008	12,231,790	$	1.38
Number of options currently exercisable	10,230,226	$	1.53

*These options were converted into options of the Company pursuant to two take-over bids that completed during the year ended April 30, 2007 *(Note 6)* and are not considered "new" option grants under the terms of the Company's stock option plan.

h) As at April 30, 2008, the Company had the following stock options outstanding:

Range of Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$ 0.63 – $ 1.34	9,071,365	$ 0.97	3.84 years
$ 1.53 – $ 2.78	2,756,865	$ 1.90	1.48 years
$ 4.86 – $ 7.42	403,560	$ 7.13	4.40 years
	12,231,790		

9. Share Capital - *Continued*

i) Options granted during the year ended April 30, 2008:

Date	Number		Exercise Price	Expiry Date
September 21, 2007	375,000	$	0.75	September 21, 2012
December 21, 2007	2,897,265	$	0.63	December 21, 2012
	3,272,265			

Stock options vest in equal amounts: 1/3 vest on the grant date, 1/3 vest six months from the date of grant and 1/3 vest one-year from the date of grant.

j) A summary of the Company's outstanding warrants is as follows:

	Number of Warrants		Exercise Price	Expiry Date
Balance April 30, 2005 and 2006	4,000,000	$	3.00	May 12, 2006
Cancelled/Expired	(4,000,000)	$	3.00	May 12, 2006
Converted – Ashton	2,500,000	$	1.30	May 19, 2007*
Granted –bought deal underwriters	862,500	$	1.20	April 11, 2008
Granted – private placement	192,000	$	1.25	November 29, 2008
Granted – bought deal subscribers	7,187,500	$	1.50	April 11, 2009
Balance April 30, 2007	10,742,000	$	1.42	
Expired *(Note 6)*	(3,362,500)	$	1.27	May 19, 2007 to April 11, 2008
Balance April 30, 2008	7,379,500	$	1.49	November 29, 2008 to April 11, 2009

*On May 18, 2007, the expiry date for these warrants was extended by one month to June 19, 2007. On June 19, 2007, the warrants expired without exercise.

The estimated fair value of the Ashton warrants converted is $63,000 and has been accounted for as a cost of the acquisition. The estimated fair value of the warrants issued pursuant to the November 2006 private placement and the April 2007 bought deal have been accounted for as share issue costs. The fair values of the warrants granted were estimated using a risk-free rate 3.9% ~ 4.2%, NIL dividends, a volatility of 25.8% ~ 46% and an estimated life of 1~2 years.

k) **Stock-Based Compensation**

The fair value of each option grant that has vested during the current year is estimated on the date of grant using the Black-Scholes Option Pricing Model, with the following weighted average assumptions:

	Year Ended April 30, 2008	Year Ended April 30, 2007
Risk-free interest rate	4.0% - 4.3%	3.9% - 4.1%
Expected dividend yield	NIL	NIL
Expected stock price volatility	46% - 92%	48% - 79%
Expected option life in years	2 – 5 years	3 - 5 years

9. Share Capital - *Continued*

k) **Stock-Based Compensation** - *Continued*

During the current fiscal year, the Company granted options to purchase up to 3,272,265 shares (2007 – 2,617,000) of the Company's stock to employees and non-employees at exercise prices of $0.63 and $0.75 (2007 - $1.02, $1.13 and $1.25). The Company used the Black-Scholes Option Pricing Model to estimate a fair value of $1,104,000 (2007 - $1,639,000) for these grants. Because a portion of the options granted were subject to vesting provisions, during the year ended April 30, 2008, $1,143,000 has been recorded as stock-based compensation expense (2007 - $1,446,000) and $548,000 (2007 - $175,000) has been capitalized to resource property costs.

10. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

a) As at April 30, 2008, the amounts due to related parties consisted of the following *(expressed in thousands of Canadian dollars)*:

	April 30, 2008	April 30, 2007
International Northair Mines Ltd., a company with certain directors in common	$ 6	$ 71
Strongbow Exploration Inc., a company with a director in common	59	191
	$ 65	$ 262

These amounts are non-interest bearing, unsecured and are due on demand.

b) Pursuant to an amended agreement with International Northair Mines Ltd. ("Northair"), a company with directors and officers in common, the Company pays a monthly administrative fee for office space and reimburses Northair for administrative services and supplies as incurred. Either party can terminate the agreement by giving three months written notice prior to the anniversary date. During the current fiscal year, administrative fees and rent totalling $3,600 (2007 - $46,200) was paid to Northair for its services.

c) During the year ended April 30, 2008, the Company paid $109,200 (2007 - $161,050) for shared technical services and rent to Strongbow.

d) During the year ended April 30, 2008, the Company received $nil from directors and /or officers for stock option exercises (2007 - $216,000).

e) In July 2007, the Company entered into a sub-lease agreement with Agnico-Eagle Mines Ltd. ("Agnico-Eagle"), a significant shareholder and a company with a director in common, for additional premises. The Company is committed to annual lease payments of approximately $105,000 in respect of these premises through June 30, 2010. A portion of these payments may be recovered through sub-leases.

f) During the year ended April 30, 2008, the Company paid $364,000 (2007 - $nil) and accrued as payable $24,100 (2007 - $nil) to Agnico-Eagle in respect of work related to a pre-feasibility study at the Renard Project (Foxtrot Property).

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

11. Income Taxes

a) Reconciliation of accounting and taxable income *(expressed in thousands of Canadian dollars)*:

	For the Year Ended April 30, 2008	For the Year Ended April 30, 2007
Earnings (loss) before income taxes	$ (35,871)	$ (21,710)
Canadian federal and provincial income tax rates	33.00%	33.00%
Income tax recovery based on the above rates	(11,837)	(7,164)
Increase (decrease) due to:		
Non-deductible expenses and other permanent differences	923	569
Losses and temporary differences for which no future income tax asset has been recognized	7,375	5,744
Reduction in long-term income tax rates	(2,515)	-
Income tax benefit recognition on the issuance of flow-through shares	(2,288)	(1,294)
Income tax recovery	$ (8,342)	$ (2,145)

b) The Company has non-capital losses of approximately $27,274 (2007 - $22,617), which can be used to reduce taxable income. These loss carry forwards *(expressed in thousands of Canadian dollars)* expire as follows:

2008 to 2009	$ 1,423
2010 to 2015	9,678
2016 to 2020	1,358
2021 to 2025	416
2026 to 2028	14,399
	$ 27,274

A valuation allowance has been recorded against certain of the potential future income tax assets associated with these loss carry-forwards and other deductible temporary differences as their utilization is not considered more likely than not at this time.

c) Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates are as follows (in thousands of Canadian dollars):

	2008	2007
Future income tax assets		
Non-capital losses	$ 7,631	$ 7,182
Capital losses	218	461
Property, plant and equipment	379	-
Financing fees	1,458	2,409
Resource property costs	7,085	4,919
Other	328	264
Total future tax assets	17,099	15,235
Valuation allowance	(13,784)	(11,195)
Net future income tax assets	$ 3,315	$ 4,040
Future income tax liabilities		
Resource property costs	$ 23,018	$ 27,749
Property, plant and equipment	-	162
Future tax liabilities	23,018	27,911
Future tax liability, net	$ 19,703	$ 23,871

Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Future income tax assets are recorded when it is more likely than not that they will be recovered in future periods.

12. Convertible Debentures

On March 16, 2007, the Company concluded a non-brokered sale of $20,000,000 in unsecured convertible debentures to Agnico-Eagle ($10,000,000) and Lorito Holdings Limited ($10,000,000), a Lundin Family Trust. The debentures mature March 16, 2009 and interest is payable under the debentures quarterly at 12% per annum. The Company issued two series of debentures, $10,000,000 in Series A Debentures that provide the Company may repay principal on the maturity date in cash or common shares of Stornoway ("Shares") at the Company's election and $10,000,000 in Series B Debentures that provide that the Company must repay principal on the maturity date in cash or Shares at the holder's election. However, the maximum number of common shares that can be issued to Agnico-Eagle for satisfaction of the interest and principal payments is 12,142,036. The remainder must be paid in cash. The maximum number of common shares that can be issued in payment of the loan is 43,690,850. If principal is paid in Shares, the Shares will be issued at a price of the lower of $1.25 and the five day volume weighted average price of the Shares ending three trading days before the payment date. The Company will have no right of prepayment. Interest payments may be paid in cash or in Shares, at the Company's election. If interest is paid in Shares, the Shares will be issued at a price of 95% of the five day volume weighted average price of the Shares ending three trading days before the payment date. The proceeds of the debenture financing were used to repay the bridge loan that was used to finance the acquisition of Ashton *(Note 6)*. In June 2007, the Company issued 604,900 common shares with a value of $0.9919 per share in settlement of the first quarterly interest payment. In September 2007 and December 2007, the Company made cash payments totalling $1,200,000 in settlement of the second and third quarterly interest payments. In March 2008, the Company made the $600,000 quarterly interest payment by issuing a total of 1,099,708 common shares with a value of $0.5456 per share to the holders of the debentures. As at April 30, 2008, the Company had accrued $296,000 as interest payable. On June 16, 2008, the Company issued a total of 1,725,626 common shares with a value of $0.3477 per share to the holders of the debentures as payment for the quarterly interest due June 16, 2008.

In July 2008, the Company and the holders of the convertible debentures entered into an agreement to extinguish the convertible debentures early (Note 16).

The debentures have been segregated into the respective fair values of its debt and equity components on the date of issuance. The debt component, representing the value allocated to the liability at inception, is recorded as a current liability as at April 30, 2008. The remaining component, representing the value ascribed to the holder's option to convert the principal balance into common shares, is classified in shareholder's equity as the "equity component of convertible debenture". Over the term of the debenture, the debt component will be accreted to the face value of the debentures by the recording of additional interest expense. The Company incurred financing fees of $78,000 in respect of the debt issuance, of which $43,000 has been amortized to the cost of the acquisition at April 30, 2008 (April 30, 2007 - $4,000).

At issuance, the Company estimated the fair value of the conversion option by using the Black-Scholes option pricing model with the following assumptions: two-year estimated life, 42.2% volatility and a risk-free rate of 4.1%. *(Expressed in thousands of dollars):*

	April 30, 2008		April 30, 2007	
Principal amount	$	20,000	$	20,000
Less equity component of convertible debentures		(2,916)		(2,916)
Accreted interest		1,525		139
Financing fees *(Note 3)*		(34)		
Liability component	$	18,575	$	17,223

13. Asset Retirement Obligations

Details are as follows:

	April 30, 2008		April 30, 2007	
Balance – beginning of the year	$	600	$	600
Accretion		37		-
Balance – end of the year	$	637	$	600

13. Asset Retirement Obligations - *Continued*

The Company has recorded an asset retirement obligation which reflects the present value of the estimated amount of undiscounted cash flow required to satisfy the asset retirement obligation in respect of the Foxtrot property in Quebec. The primary component of this obligation is the removal of equipment currently used at the site as well as costs associated with securing an underground shaft on the property. The expected timing of the asset retirement obligation expenditures range from 2008 to 2010 based upon the Company not going into production on the Foxtrot property. Should the Company go into production on the Foxtrot property, the obligation will be realized further into the future. The credit adjusted risk free rate at which the estimated cash flows have been discounted to arrive at the obligation is 12% and the undiscounted amount of estimated future cash flows is $722,000.

14. Supplemental Schedule of Non-Cash Investing and Financing Activities

(expressed in thousands of Canadian Dollars)

		April 30, 2008		April 30, 2007
Stock-based compensation included in resource properties	$	**548**	$	175
Issuance of shares for resource properties	$	**2,183**	$	570
Shares received for the disposal of a resource property interest	$	**(1,870)**	$	-
Deferred exploration costs included in accounts payable	$	**2,221**	$	4,939
Deferred exploration costs included in accounts receivable	$	**2,346**	$	2,623
Deal transaction costs included in accounts payable	$	**-**	$	886
Issuance of common shares for Ashton *(Note 6)*	$	**-**	$	62,355
Issuance of common shares for Contact *(Note 6)*	$	**-**	$	19,269
Issuance of common shares in settlement of a debt *(Note 9d)*	$	**-**	$	3,689
Issuance of common shares in settlement of interest payments *(Note 12)*	$	**1,200**	$	-
Fair value of broker warrants issued as a financing fee *(Note 9b)*	$	**-**	$	34
Fair value of broker warrants issued as part of a financing *(Note 9c)*	$	**-**	$	147
Fair value of unit warrants issued *(Note 9c)*	$	**-**	$	1,256
Interest and financing fees included in resource property costs	$	**2,816**	$	139
Amortization included in resource property costs	$	**1,822**	$	498

15. Commitments

The Company has minimum commitments under its operating leases for its premises averaging approximately $300,000 per year through 2013.

In May 2007, the Company entered into an operating lease for additional premises. The Company is committed to annual lease payments of approximately $105,000 in respect of these premises until June 30, 2010. A portion of these payments may be recovered through sub-leases.

In addition, the Company has Guaranteed Investment Certificates ("GICs") in the amount of $259,000 as collateral security for its corporate credit cards and a line of credit of up to $1.4 million to satisfy exploration bonding requirements. Short-term deposits equivalent to the utilization of the line of credit are provided as collateral security..

16. Subsequent Event

In July 2008, the Company announced that it had arranged for a $22.0 million private placement comprising 24,444,444 common shares at a price of $0.90 per common share to Agnico Eagle and Lorito Holdings Ltd. ("Lorito"). Agnico Eagle and Lorito presently hold, equally between them, convertible debentures in the aggregate principal amount of $20.0 million, which are due in March 2009. Agnico Eagle and Lorito have agreed to permit the Company to redeem the debentures prior to the maturity date in consideration for an additional $2.0 million payment. The proceeds of the private placement will be used to redeem the principal amount of the debentures and the $2.0 million early redemption payment. The private placement is subject to the completion of subscription agreements and receipt of stock exchange and regulatory acceptances and approvals, including compliance with related party requirements as Agnico Eagle is a related party of the Corporation.

END